Exhibit 99.1

27 May 2021

PureTech Health plc

Results of Annual General Meeting

The Annual General Meeting of PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech Health” or the “Company”) was held at 11 a.m. EDT/4 p.m. BST on Thursday, May 27, 2021. All of the resolutions proposed at the Annual General Meeting were duly passed by the shareholders on a poll.

The results of the poll, incorporating the proxy votes lodged in advance of the meeting, are set out below.

Resolutions	For	%	Against	%	Withheld	Total votes cast
001. To approve the Company’s Annual Report and Accounts for year ended 31 December 2020	225,240,798	100.00%	10,921	0.00%	273,846	225,251,719
002. To approve the Directors’ Remuneration Report	200,319,991	89.74%	22,895,826	10.26%	2,309,748	223,215,817
003. To approve the Directors’ Remuneration Policy	187,285,809	83.90%	35,930,008	16.10%	2,309,748	223,215,817
004. To elect Dr. Raju Kucherlapati as a director	222,659,203	98.73%	2,865,525	1.27%	837	225,524,728
005. To elect Dr. John LaMattina as a director	218,438,727	96.86%	7,086,001	3.14%	837	225,524,728
006. To elect Ms. Kiran Mazumdar-Shaw as a director	189,257,653	84.32%	35,193,037	15.68%	1,074,875	224,450,690
007. To elect Dame Marjorie Scardino as a director	222,228,072	98.54%	3,296,656	1.46%	837	225,524,728
008. To elect Mr. Christopher Viehbacher as a director	199,985,210	88.68%	25,539,518	11.32%	837	225,524,728
009. To elect Dr. Robert Langer as a director	218,164,180	96.74%	7,360,548	3.26%	837	225,524,728
010. To elect Ms. Daphne Zohar as a director	225,474,510	99.98%	50,218	0.02%	837	225,524,728
011. To elect Dr. Bharatt Chowrira as a director	225,473,830	99.98%	50,898	0.02%	837	225,524,728

Resolutions	For	%	Against	%	Withheld	Total votes cast
012. To reappoint KPMG LLP as Auditors of the Company	225,291,096	99.90%	234,469	0.10%	0	225,525,565
013. To authorize the Audit Committee to determine the Auditors’ remuneration	225,483,695	99.98%	41,870	0.02%	0	225,525,565
014. To authorize the allotment of shares	221,538,872	98.23%	3,986,693	1.77%	0	225,525,565
015. To disapply pre-emption rights	225,102,915	99.81%	422,650	0.19%	0	225,525,565
016. To further disapply pre-emption rights for acquisitions and specified capital investments.	215,316,258	95.47%	10,209,307	4.53%	0	225,525,565
017. To authorize market purchase of own shares	225,235,005	99.89%	258,692	0.11%	31,868	225,493,697
018. To authorize general meetings to be called on not less than 14 clear days’ notice	222,063,258	98.46%	3,462,307	1.54%	0	225,525,565

Notes:

(1)	A vote “Withheld” is not a vote in law and is not counted in the calculation of the votes “For” or “Against” a resolution.

(2)

As at May 27, 2021 the number of issued shares in the Company was 286,018,538 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM. In accordance with the Company’s Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

(3)

The full text of the resolutions may be found in the Notice of the Annual General Meeting, copies of which are available on both the Company’s website https://investors.puretechhealth.com/financials-filings/reports and on the National Storage Mechanism.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, including inflammatory, fibrotic and immunological conditions, intractable cancers, lymphatic and gastrointestinal diseases and neurological and neuropsychological disorders, among others. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders. This pipeline, which is being advanced both internally and through PureTech’s Founded Entities, is comprised of 26 therapeutics and therapeutic candidates, including two that have received FDA clearance and European marketing authorization, as of the date of PureTech’s most recently filed Annual Report on Form 20-F. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on the Company’s unique insights into the biology of the brain, immune and gut, or BIG, systems and the interface between those systems, referred to as the BIG Axis.

For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements, including statements that relate to the company’s future prospects, developments, and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks and uncertainties described in the risk factors included in the regulatory filings for PureTech Health plc. These forward-looking statements are based on assumptions regarding the present and future business strategies of the company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, neither the company nor any other party intends to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact: Investors

Allison Mead Talbot
+1 617 651 3156
amt@puretechhealth.com